650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

January 26, 2017

Via EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Stephen Krikorian

Morgan Youngwood

Re:	Fang Holdings Limited

Form 20-F for Fiscal Year Ended December 31, 2015

Response Date December 12, 2016

File No. 001-34862

Ladies and Gentlemen:

On behalf of Fang Holdings Limited, formerly known as SouFun Holdings Limited (the “Company”), we have orally requested that the staff (“Staff”) of the Securities and Exchange Commission provide the Company with an extension of time to respond to the comments of the Staff contained in the letter dated January 17, 2017 relating to the Company’s annual report on Form 20-F as referenced above (the “Comment Letter”).

Pursuant to a telephone discussion with Morgan Youngwood of the Staff on January 26, 2017, I understand that the Staff has granted the Company an extension until February 28, 2017, 30 business days from the Comment Letter, in order to enable the Company to respond with more thorough information. The Company has advised me that it expects to respond to the Comment Letter on or before February 28, 2017.

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san diego     san francisco     seattle     shanghai     washington, dc    wilmington, de

Securities and Exchange Commission

Re: Fang Holdings Limited

January 26, 2017

Should the Staff have any additional comments or questions, please contact me at (0086-10) 6529-8308.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Dan Ouyang

Dan Ouyang

cc:	Fang Holdings Limited

Vincent Tianquan Mo, Executive Chairman

Wilson Sonsini Goodrich & Rosati, P.C.

Barry E. Taylor

Julia Reigel

Ernst & Young Hua Ming LLP

Eric Li

Kay Deng